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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

07005452

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~45761~~ 30670

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **IFMG Securities, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Manhattanville Road
(No. and Street)

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore M. Palladino — 914-641-4663
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C. 202 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Michael Weiss and Ted Palladino affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to IFMG Securities, Inc. as of December 31, 2006 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Weiss 2/23/07
Signature Date

President
Title

Ted Palladino 2/23/07
Signature Date

SVP, Controller
Title

Patricia L Wong
Notary Public

PATRICIA L. WONG
Notary Public, State of New York
No. 02WO5016130
Qualified in Westchester County
Commission Expires August 2, 20 09

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
IFMG Securities, Inc.

We have audited the accompanying statement of financial condition of IFMG Securities, Inc. (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of IFMG Securities, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2007

IFMG SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 13,434,926
Cash segregated under federal and other regulations	4,165,093
Commissions receivable - net of allowance of $1,515	2,395,611
Due from customers	9,600
Deferred costs	548,845
Prepaid expenses	305,224
Due from affiliates	429,309
Income tax receivables from affiliate	658,403
Other assets	275,330
TOTAL ASSETS	$ 22,222,341

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to mutual funds and insurance companies	$ 4,174,693
Commissions payable	2,577,169
Payable to affiliates	1,932,704
Other liabilities and accrued expenses	542,602
Total liabilities	9,227,168
STOCKHOLDER'S EQUITY:	
Common stock ($1.00 par value; 1,000 shares authorized and outstanding)	1,000
Additional paid-in capital	71,303,579
Accumulated deficit	(58,309,406)
Total stockholder's equity	12,995,173
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 22,222,341

See notes to statement of financial condition.

1. ORGANIZATION AND BUSINESS

IFMG Securities, Inc. (the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the NASD. The Company is a direct subsidiary of Sun Life Financial (U.S.) Holdings, Inc. ("Sun Life"). The Company is a distributor of shares of registered investment companies and variable annuity insurance products to retail customers of its financial institution clients as an introducing broker on a fully-disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from such estimates.

Cash and Cash Equivalents—The Company has defined cash equivalents as highly liquid short-term investments with original maturities of three months or less. Substantially all cash is on deposit with one money center bank. Cash segregated under Federal and other regulations consists of cash held in separate bank accounts designated as "Special Account for the Exclusive Benefits of the Company's customers" as required in accordance with Securities and Exchange Commission ("SEC") rules.

Deferred Costs—Incentive payments made to banks to build retail relationships are amortized over the life of the contracts with those banks.

Income Taxes—For financial reporting purposes, Federal income taxes are provided in accordance with a Federal income tax-sharing agreement between the Company and Sun Life, thus current and deferred taxes are settled with Sun Life.

Pursuant to the tax-sharing agreement, the Company joins with Sun Life's includable affiliates in filing a consolidated Federal income tax return. Current Federal income tax expense/benefit is computed on a separate company basis and members make payments to or receive reimbursement from Sun Life to the extent that their results of operations affect consolidated Federal tax expenses. State income taxes are provided based on amounts which the Company anticipates paying separately to states or, in the case of state tax filings with other members of the consolidated group, for amounts which the Company anticipates paying to Sun Life.

Income taxes have been computed using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing

assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Fair Value of Financial Instruments - SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

New Accounting Pronouncements – Effective January 1, 2006, the Company adopted SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principles unless it is deemed impractical. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's statement of financial condition.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No.48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. FIN 48 requires that an entity recognize the impact of a tax position in the financial statements if that position is more likely than not to be sustained on examination by a taxing authority, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties related to income taxes, and accounting in interim periods. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of FIN 48 on its statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with the exception of: (i) block discounts of financial instruments; (ii) certain financial and hybrid instruments measured at initial recognition under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*; which are to be applied retrospectively as of the beginning of initial adoption (a limited form of retrospective application). The Company is currently evaluating the impact of SFAS 157 and does not expect that the pronouncement will have a material impact on the Company's statement of financial condition.

3. RELATED-PARTY TRANSACTIONS

Certain commission revenues are received directly by an affiliate and passed through to the Company. Likewise, certain commission expenses are paid directly by the affiliate and are reimbursed by the Company, which generate a receivable from or payable to affiliates.

The Company has developed operating plans that it believes will mitigate future losses. Not withstanding these plans the Company may be dependent on Sun Life to maintain capital

levels at or above regulatory minimums. Management believes that Sun Life has the ability and the intent to infuse capital that may be necessary to meet minimum regulatory requirements in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934.

4. INCOME TAXES

At December 31, 2006, the Company had a current federal tax receivable of $685,323, a current state tax payable of $11,265, and a net deferred federal tax liability of $15,655. The net deferred tax liability represents the tax effect of goodwill associated with Sun Life's purchase of the Company in 2001 and state net operating losses. In management's judgment, it is more likely than not that the gross deferred tax asset relating to state net operating losses will not be realized based on the uncertainty of generating future taxable income, thus it is offset with a valuation allowance. However, since the Company is included as part of Sun Life's consolidated Federal income tax return, all losses will be utilized currently in the consolidated return of Sun Life.

5. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company has been named as a defendant in various legal actions, including arbitrations. Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies. Some of these legal actions, investigations and proceedings may result in adverse judgments, penalties or fines. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The outcome might have material adverse impact on the Company's financial condition or liquidity.

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities, mutual funds and variable annuity contracts for its customers. Associated with these activities, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

6. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under this rule, the Company is required to maintain a minimum level of net capital and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. As of December 31, 2006, the Company had net capital of $9,999,826, which was $9,384,681 in excess of its required net capital of $615,145. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2006 was 0.92 to 1.

In connection with an examination by the SEC, it was determined that the Company's net capital was below the minimum through December 6, 2006. The deficiency was a result of the deductible provisions of the Company's fidelity bond, purchased at the level of the Company's ultimate parent, Sun Life Financial, Inc., which was significantly higher coverage and a significantly higher deductible than the Company had traditionally under its fidelity bond coverage. The Company secured a new fidelity bond in the required amount on December 6, 2006.

7. SUBSEQUENT EVENT

On January 26, 2007, the Company filed an application for approval of a change in certain of the Company's business operations pursuant to NASD Rules 1017(b)(2) and 1017(c)(3). This change in business operations would be defined as material under NASD Rule 1011(i)(3), in that it includes adding a business activity that requires a higher minimum net capital under SEC Rule 15c3-1. This application does not include a request for modification of a membership restriction agreement. The Company, by this application, intends to become a fully computing broker-dealer in accordance with SEC Rule 15c3-3.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 15, 2007

IFMG Securities, Inc.
100 Manhattanville Road
Purchase, NY 10577

In planning and performing our audit of the financial statements of IFMG Securities, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 15, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following hindsight deficiency in internal control that we consider to be a material weakness, as defined above. In connection with an examination by the SEC, the Company reexamined the deductible provisions of the Company's fidelity bond and determined that the Company's net capital was below the minimum through December 6, 2006. The deficiency was a result of the deductible provisions of the Company's fidelity bond, purchased at the level of the Company's ultimate parent, Sun Life Financial, Inc., which was significantly higher coverage and a significantly higher deductible than the Company had traditionally under its fidelity bond coverage. Upon discovery of the deficiency, the Company promptly notified the SEC in writing pursuant to Securities Exchange Act Rule 17a-11 and took immediate action to secure a new fidelity bond in the required amount on December 6, 2006. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 15, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END